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A

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAR 26 2010
WASH, D.C.
193
SECTION

SEC FILE NUMBER
8 – 66721

GM

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CRONUS PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 MERRITT 7
(No. And Street)

NORWALK	CT	06851-1059
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY S. RUBIN — (203) 642-0200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY S. RUBIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRONUS PARTNERS, LLC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com


SEC MAIL PROCESSING
RECEIVED
MAR 26 2010
WASH, D.C.
193
SECTION

March 25, 2010

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, N.E.
Washington, DC 20549

RE: Cronus Partners LLC, a wholly owned Subsidiary of Sasco Hill Partners LLC

Dear Sir or Madam:

Enclosed is one copy of the following report for Cronus Partners LLC, a wholly owned subsidiary of Sasco Hill Partners LLC ("Cronus"):

- Independent Auditors' Report on the SIPC Annual Assessment.
- A corrected statement as to the firm's exemption under SEC Rule 15c3-3.

Please be advised that it was our interpretation of the Securities and Exchange Commission "no-action" letter dated January 9, 1989 relating to total revenues that were less than $500,000 that caused this report to be omitted from the reports filed on March 1, 2010.

Since the Securities Investor Protection Corporation ("SIPC") reinstituted an assessment on its members to be based on "SIPC Net Operating Revenues" covering April 1, 2009 to December 31, 2009 ("Coverage Period"), we believed that the filing of the report was not required since Cronus's gross revenue earned during the Coverage Period was less than $500,000.

If you have any questions regarding this, please contact me at (212) 400-8526.

Very truly yours,

Christian Tiriolo

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Member of
Cronus Partners LLC, a wholly owned subsidiary of
Sasco Hill Partners LLC:

In accordance with rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments of Cronus Partners LLC, a wholly owned subsidiary of Sasco Hill Partners LLC for the year ended December 31, 2009. Our procedures were solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the unaudited Form X-17A-5 for the period April 1, 2009 to December 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Cronus Partners LLC, a wholly owned subsidiary of Sasco Hill Partners LLC taken as a whole.

Fulvio & Associates, L.L.P.

New York, New York
February 26, 2010

CRONUS PARTNERS LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
FROM JANUARY 1, 2009 TO DECEMBER 31, 2009

	Date Paid	Payments	Annual Assessment per Report
SIPC-4 General Assessment	Jan. 20, 2009	$ 150.00	$ 150.00
SIPC-6 General Assessment		-	-
SIPC-7T General Assessment Reconciliation-nine months ended December 31, 2009	Mar. 25, 2010	964.00	964.00
Total		$ 1,114.00	$ 1,114.00

CRONUS PARTNERS LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange act of 1934.